Offering Statement for ReelwUrld, Inc (“ReelwUrld”)

Paul Riss:	paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   ReelwUrld, Inc

   405 N. Cordova Street

Burbank, CA 91505

Eligibility

2. **The following are true for ReelwUrld, Inc:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Andra Stanciu

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Andra Roxana Stanciu ReelwUrld - Head of Technology/Solution Engineer - 2019 - Present; NYC Change Fest - International Social Change Film Festival Director - 2019-Present; Global Partnership Lead - Global Startup Ecosystem - 2018-Present; Global Innovation Consortium (RO-AM) - Founder & CEO -2017-Present; Nortal, Oman - Project Delivery Manager - 2014-2016; Webmedia - Full stack developer - eHealth and eGov - 2004-2014; Education Academy of Economic Studies - Bucharest, Romania - Faculty of Cybernetics, Statistics and Informatics - Masters Degree - Data Science for Business - 2008-2010 Babes-Bolyai University - Cluj-Napoca, Romania - Information Technology - Bachelors Degree Mathematics & Computer Science - 2004-2008 Background Andra is a tech product and innovation strategist. She worked for 10 years as a full-stack software developer in HealthTech and GovTech. In 2017, Andra founded the Global Innovation Consortium——a platform for enabling human-centered innovation through technology and knowledge transfer.

Name
Autumn Kelly

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Autumn Noel Kelly ReelwUrld - Chief of Product Narrative - January 2020-Present; Gizmodo / i09 - Audience Development Editor - 2019-Present; Newsweek - Staff Writer - 2015-2018; Education Temple University - Bachelors Degree - Multimedia Journalism - 2009-2013 Background Autumn is a journalist and digital editor. She was a staff writer at Newsweek for more than three years where she wrote about and reviewed TV shows, movies and comic books. Previously, she worked as a senior policy analyst for a democratic strategist, published policy-driven opeds in newspapers across the country, and oversaw a writing internship program held at the National Press Club in Washington, DC. Autumn currently leads the audience development team at Gizmodo and io9.

Name
Jan Lucanus

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Jan Lucanus ReelwUrld - Founder & CEO - 2017-Present; Creative Impulse Entertainment - Founder, President, CEO, Publisher, Producer, Director - 2003-Present; NYU Steinhardt EdTech Accelerator Powered by StartEd - Head of Content & Strategy and Tai Chi Coach - 2017-2019; US Tai Chi Push Hands Team - Team Captain - 2009-2011; Education New York University, Tisch School of the Arts, Maurice Kanbar Institute of Film & Television - Bachelors Degree, Producing & Directing for Film & Television - 2000-2005; New York International San Shou Team under Coach Li Ti Liang - Professional Fighter - 2001; New York Film Academy - High School Program & Summer Intensive Graduate - 1999-2000; USA Shaolin Temple - Kung Fu Disciple - 2000; Columbia University - C++ Programming High School Curriculum Graduate - 1998. Background Jan Lucanus was raised in the comic book industry by a family of martial artists and gamers. While fighting professional mixed martial arts and becoming a 3-time Tai Chi World Cup champion in the sport of Push Hands, Jan founded the award-winning media production company, Creative Impulse Entertainment, now in its 17th year. He is also an alumnus of NYU Tisch Film, recipient of the Black Filmmakers Foundation Creative Fellowship, has consulted with majors such as Universal Music Group on Transmedia Storytelling, and is an inductee into the Martial Arts Hall of Fame. Aside from daily Tai Chi training, his current focus is the filmmaking technology startup, Reelwurld, integrating the creative power of the audience into the major film, TV, and commercial production process. Jan's full legal name is Jan Lucanus Childress. He is the son of comic book critic and writer, Jan C. Childress, and grandson of rocket scientist and IBM stylus technology pioneer, Lorenza Childress.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Creative Impulse Alliance, Inc.

Securities:	6,634,000
Class:	Class B Common Stock
Voting Power:	62.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Reelwurld is a technology and content studio focused on bringing audience participation into the film, TV, and commercial production process. Our first product is a director-in-your-pocket app (DYP) that guides users to create themed, story-driven content. We're building a hub of niche fandom communities across genres, in which each community is its own "wurld" with unique audience growth strategies and platform features. The DYP app makes user-generated content franchise-worthy intellectual property by guiding fan video creation shot-by-shot to connect to a larger brand narrative. The DYP app can be white-labeled for any brand to create content with fans, offering new levels of engagement, value, and opportunities. MOONSHOT Be the biggest conductor of collective storytelling in the world, guiding audiences to contribute content to brand narratives. DIFFERENTIATION A core differentiation of Reelwurld's approach to social-filmmaking is the simplification of the directorial process, which has been overlooked by editing software providers and social video apps. We put the director in your pocket, and guide brands on how to optimize our tool for audience engagement. PHASE 1 Reelwurld's proof-of-concept project, "Justice For Hire" (JFH), showcases our tech-driven content model in action. Our first phase is focused on real world impact for "JFH", with audience size and virality of user-generated content (UGC) as our KPIs. These KPIs are the proof-points to license our model packaged as the DYP app to major studios, networks, etc. (B2B). Simultaneously, we will launch a Reelwurld equity crowdfunding round to support our messaging and set a community-based funding infrastructure. PHASE 2 Our priority here is to expand upon the dynamics of the director-in-your-pocket (DYP) offering used in "JFH" as a stand-alone offering. We plan to market this expanded system to the masses as a tool to take control of the stories they want to tell (B2C), which includes in-app purchases. Additionally, this could enhance our licensing to major brands (B2B) and sponsorship opportunities that we aim to pursue per "wurld". PHASE 3 With our proven models and licenses selling, we plan to launch an official Reelwurld platform, which aggregates all of the IP that uses our model (referred to as "Wurlds"), as well as providing a suite of tools for any creator to create their own wurld on our platform. These tools aim to further expand the Reelwurld tech ecosystem as an interconnected group of processes that could give us more influence on audience behavior and conduction.

ReelwUrld currently has 3 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document

or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in ReelwUrld, Inc speculative or risky:**

   1. ReelwUrld is a startup. Although we were incorporated in September 2017, we are still in an early stage of development. We are pre-revenue, and may never achieve profitability. Investing in ReelwUrld's shares involves a high degree of risk (see "Risk Factors"). As an investor, you should be able to bear a complete loss of your investment

   2. We have a short operating history and a new business model, which makes it difficult to evaluate our prospects and future financial results and increases the risk that we will not be successful. Although we developed our first proof-of-concept project, "Justice For Hire" (JFH), we have not yet begun Phase 2 of our business model and intend to introduce our director-in-your pocket (DYP) app in the first quarter of 2021. We only have pre-launch data, which makes it difficult to assess our future prospects. There can be no assurance that customers will demand our services, that we will be successful in our marketing efforts, that we will have the resources to fulfill project proposals should we receive them, or that we will ever operate profitably. You should consider our business and prospects in light of the new and unforeseen challenges we will inevitably face, including the specific ones discussed in this section.

   3. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements, and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

   4. Our independent registered accounting firm for the fiscal year ended December 31, 2019 and 2018, has included an explanatory paragraph in their Independent Accountant's Review Report that accompanies our unaudited financial statements as of and for the year ended December 31, 2019 and 2018, that our financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has not yet commenced principal operations, and the financial statements include disclosures regarding substantial doubt about the Company's ability to continue as a going concern. If we are unable to improve our liquidity position we may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might result if we are unable to continue as a going concern. In order to have sufficient cash to fund our operations in 2021, we will need to raise additional equity or debt capital in order to continue as a going concern and we cannot provide any assurance that we will be successful in doing so.

   5. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could seriously harm our business. To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in production, sales, marketing, distribution, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, as a startup, we may not be able to attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

   6. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have

experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

7. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company is conducting this equity crowdfunding offering pursuant to Regulation CF promulgated under the Securities Act of 1933. As such, it is a securities offering exempt from the registration provisions of such Act, which means that the Securities and Exchange Commission staff will not review this offering. Similarly, the Company will be exempt from the registration provisions of the Securities Exchange Act of 1934, and, accordingly, will not be subject to the periodic reporting and other regulations applicable to public SEC reporting companies, including the requirement to have independent auditors audit the Company's financial statements. The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations

8. As an early-stage company, we have not achieved profitability, and the amount of capital the Company is attempting to raise in this Offering is not enough to realize the Company's plans to scale and we will be required to raise more capital; we may be impacted by local Covid ordinances. We are a pre-revenue company, and in the fiscal years 2019 and 2018 we incurred losses of $(2,795) and $(11,403), respectively, and our shareholders' deficit was $(16,737) and $(13,942), respectively. Our current assets are limited, and we expect to incur working capital demands beginning in 2021. In order to achieve the Company's initial goals, we have assumed that we will raise substantially all of the Maximum Amount offered in this Offering. Even if we are successful in achieving this funding goal, the Company will need to procure funds in addition to the amount raised in the Offering to meet its current liquidity needs, as well as its plans to scale. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. Additionally, securing additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to decrease or cease our sales activity. In the later case, the only asset remaining to generate a return on your investment could be our intellectual property. See, the section entitled, "FINANCIAL INFORMATION" below. California and Los Angeles County have recently imposed 'stay-at-home' orders that will adversely affect our liquidity, results of operation and financial position, if the restrictions are not lifted within a reasonable time.

9. Our business relies heavily on third parties for production and monetization of entertainment content. Our success in developing, producing, and monetizing content relies heavily on third-party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. These companies may give more time and

attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all of the resources required to help make our projects successful. A number of our high-profile advisors may change their minds and terminate their relationships with the company.

10. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

11. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point, the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its shares on an exchange, is acquired, or goes bankrupt.

12. We have not registered our trademarks and could be subject to claims of infringement by other companies who use names similar to ours. We have not yet registered our trademarks with the U.S. Patent and Trademark Office. While we believe we have sufficient common law rights to our trademarks and name, many others use the words "real world" to describe themselves or their services. We can provide no assurance that such companies may claim to have superior rights to ours and that our uses constitutes an infringement of their intellectual property rights.

13. Our business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in eCommerce, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations and customers. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

14. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering.

15. Neither the Offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently

disposed of without registration under the securities Act or state securities laws.

16. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately

17. The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you. The Company may also end the Offering early. If the Offering reaches its Target Amount after 21calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investor 5 business days' prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

18. The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication. The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

19. The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

20. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

21. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or

regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

22. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

23. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

24. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

25. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

26. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

27. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

28. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

29. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

30. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

ReelwUrld, Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation

equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Reelwurld will use all funds raised to build the business, including: further developing our technology products by hiring developers, designers, and others; marketing our technology and services to businesses and the general public in a variety of means; and general overhead, including legal, accounting, and salaries to keep company operations going and growing.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Compensation for managers	$0	$240,000
Technology Development	$9,510	$400,000
Marketing	$0	$150,000
Patent Filings	$0	$100,000
Legal & Accounting	$0	$113,070
Convertible Note Repayment	$0	$14,500
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and ReelwUrld, Inc must agree that a transfer agent, which keeps records of our outstanding Class A Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about

the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

   If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $1.00 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	25,000,000	0	Yes	Each holder of Class A Common Stock shall have the right to (1) one vote per share of Class A Common Stock, and shall be entitled to notice of stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Please see the "Amended and Restated Certificate of Incorporation of Reelwurld, Inc." for further disclosure.
Class B Common Stock	15,000,000	10,700,000	Yes	Each holder of Class B Common Stock shall have the right to (10) ten votes per share of Class B Common Stock, and shall be entitled to notice of stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Please see the "Amended and Restated Certificate of Incorporation of Reelwurld, Inc." for further disclosure.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Option Pool Pursuant to 2020 Stock Plan	There are outstanding options, subject to vesting, to purchase 107,000 shares of Class A Common Stock at $0.20 per share.	1,500,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

To fund startup costs and early development, ReelwUrld raised $50,000.00 via three convertible notes. The first two notes were for $12,500.00 each at a $1,000,000.00 valuation (worth 1.25% equity in the company each), and signed in July 2017 from two private investors. One note was for cash and the other was for a combination of advisory services and cash. The third note was signed in December 2019, for $25,000 in cash at a $5,000,000.00 valuation (worth .5% equity in the company) from an investment duo, with the investment being made in monthly installments, which we are still receiving. These notes have no cap. The first two notes have matured, with one investor converted to equity, and repayment due on the other note at the earliest convenience of the company. They second note may be transferred to another investor that may or may not want to convert to equity. The investors of the third note have confirmed that they want to convert to equity. If and when these notes convert, investors in this current offering will experience dilution. it is important for us to convey that - due to the agreements being dated prior to this offering - these notes will convert at a lower price per share than what is being sold in this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    Each holder of Class A Common Stock shall have the right to (1) one vote per share of Class A Common Stock, and shall be entitled to notice of stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Please see the "Amended and Restated Certificate of Incorporation of Reelwurld, Inc." for further disclosure. Each holder of Class B Common Stock shall have the right to (10) ten votes per share of Class B Common Stock, and shall be entitled to notice of stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Please see the "Amended and Restated Certificate of Incorporation of Reelwurld, Inc." for further disclosure.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    In this offering, investors will be purchasing Class A Common Stock shares that have 1 vote per share. Management holds Class B Common Stock that affords it 10 votes per share. ReelwUrld was created because of a lifetime's worth of experience across the entertainment business, and there are nuances of the business that are challenging to articulate and understand, even to top industry professionals. For example, a veteran film studio finance executive may not understand a choice that a veteran film director may make on set, but they both can play a pivotal role in the success of the film when it finally is released on the market. Given our team's experience not just in the film business, but across entertainment industries, there may be times when our decisions might be hard to understand, and may or may not prove to be successful. These decisions could impact the financial health of the company, and/or the emotional equity of the ReelwUrld brand and our partners and affiliates. That is why we'll always ask for your faith and trust in us, and work to earn more of it everyday. We'll always do our best to articulate our vision and strategies, as well as answer your questions on public forums to help educate our investors, both financial and emotional, as well as the industry as a whole, on this grand future of fan creative inclusion we are building together. The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    Management determined the value of the Class A Common Stock offered hereby using subjective factors and not by established quantitative valuation methodologies. The Company believes the services it offers is unique. Consequently, among the factors management considered in determining the value of the Class A Common Stock were companies offering various aspects of services offered by the Company.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As minority owners, NetCapital investors will not have sufficient votes to elect any directors to the company's board. Accordingly, you will have no control over the business of the company, including whether or not to issue any dividends. As an early stage company, we do not expect to declare any dividends in the foreseeable future. As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties. ReelwUrld, Inc. is a subsidiary of Creative Impulse Alliance, Inc., a wholly owned subsidiary of Creative Impulse Entertainment, Inc. (collectively referred to as "Creative Impulse"). Creative Impulse controls intellectual properties across film, comics, animation, music, and more. ReelwUrld has access to the Creative Impulse catalogue, which was strategically arranged by Jan Lucanus, CEO of both ReelwUrld and Creative Impulse. ReelwUrld has already exercised the value of this relationship to produce the first "wurld", entitled "Justice For Hire" (JFH). JFH is an established comic book franchise, and it has been the primary use case of applying ReelwUrld technology to build a cinematic universe with fans. Our "director-in-your-pocket" (DYP) processes have allowed fans to expand the JFH story by guiding user-generated content creation. ReelwUrld will continue to leverage the Creative Impulse relationship to showcase new innovations and functionalities around our processes and technology. ReelwUrld will pay a licensing fee to Creative Impulse for any intellectual property utilized, on a case-by-case basis, which may be organized in a multitude of ways, including, but not limited to a revenue share model.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Rob Tadros
Amount Outstanding:	$12,500
Interest Rate:	8.0%
Maturity Date:	April 8, 2021

Other Material Terms:

Convert the outstanding Loan Balance of this Note into shares of common stock of Company in an amount equal to 1.25%. At time of signing, the valuation of the company was at $1,000,000.00.

Creditor(s):	Hinten Wells & Glenyss Puentavella
Amount Outstanding:	$25,000
Interest Rate:	8.0%
Maturity Date:	June 6, 2021

Other Material Terms:

Full loan amount is for $25,000, distributed in monthly installments, with $13,000 received to date as of 9/11/2020. Convert the outstanding Loan Balance of this Note into shares of common stock of Company in an amount equal to (x) the outstanding Loan Balance divided by (y) the fair market value per share of Common Stock immediately prior to the Maturity Date as agreed upon in good faith by the Company and Note Holder; provided that if the Company and Note Holder cannot agree on such value, then such value shall be determined through an appraisal by an independent third party mutually agreeable to the Company and such holders, with the cost of such appraisal to be shared equally among such parties.

Creditor(s):	PPP
Amount Outstanding:	$1,042
Interest Rate:	1.0%
Maturity Date:	May 11, 2022

Other Material Terms:

Payments shall be due and payable monthly in the amount of commencing and continuing on Day of each month thereafter until maturity. The Loan shall mature two (2) years from the date of this Agreement, at which time all unpaid principal, accrued interest, and any other unpaid amounts shall be due and payable in full. Unless otherwise agreed, all sums received from Borrower may be applied to interest, fees, principal, or any other amounts due to Lender in any order at Lender's sole discretion.

25. **What other exempt offerings has ReelwUrld, Inc conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    ReelwUrld was incorporated in September 2017 through Stripe Atlas, utilizing funds from a $12,500.00 convertible note to fund startup costs, hire an app development consultant from Made in NYC Tech to build several prototypes of the ReelwUrld app, produce screen tests of our "director-in-your-pocket" (DYP) processes, and cover basic overhead costs. The $12,500 cash convertible note matured in July of 2019, however we have negotiated an extension on this note through April 8, 2021. Up to December 2019, the main costs ReelwUrld incurred were monthly bank and email service fees, and annual website renewal fees, funded by founder Jan Lucanus, advisor Steven J. Cohen, or parent company Creative Impulse Alliance, Inc. In December 2019, ReelwUrld signed a $25,000.00 convertible note with a duo of investors, with cash being transferred to our business account in monthly installments of at least $1,000.00 per month. With this capital, ReelwUrld began to utilize this cash as working capital and employee compensation, including to pay app development partner RO-AM an advance for the work being on the ReelwUrld MVP (minimum viable product) app for the "Justice For Hire" property. RO-AM is a company led by ReelwUrld cofounder, Andra Roxana Stanciu, who came onboard ReelwUrld in October of 2019. The agreement with RO-AM to build the ReelwUrld minimum viable product ("MVP") app was valued at $100,000.00, with a 75/25 split between equity and cash: equity in the ReelwUrld in the amount of Seventy-Five Thousand Dollars ($75,000.00) in Common Stock at a Pre-Money Valuation of Five Million Dollars ($5,000,000.00), or Forty Five Thousand shares (45,000), and $25,000.00 payable in cash after both a) the completion of the MVP app, and b) the securing of investment capital by ReelwUrld. Noting the aforementioned agreement, in December 2019, ReelwUrld paid Andra Roxana Stanciu/RO-AM $1,250.00 as an advance of her work for the MVP app as a holiday courtesy. When COVID-19 impacted the world in March of 2020, ReelwUrld applied for both an EIDL grant and PPP loan, and received $2,000.00 from the EIDL (grant does not require repayment) and $1,042.00 from the PPP (a loan we expect to be completely forgivable). All of these funds were utilized for employee compensation, with $1,250.00 allocated to Andra Roxana Stanciu. Even though ReelwUrld's agreement with Andra's company RO-AM did not require us to pay any monies in advance of the completion of the MVP app, we felt offering financial support to a team member during a challenging time was the right thing to do. Additionally, ReelwUrld parent company Creative Impulse Alliance, Inc. also contributed to payments for Andra and RO-AM to continue work on the MVP app in the amount of $2,758.00. ReelwUrld is a startup with no revenue to date. We look to our revenue model to drive value to for all investors as we build the business over several years. Our expenses for the year ended on December 31, 2018, amounted to $11,403, which resulted in a $11,403 loss. Our expenses for the year ended on

December 31, 2019, amounted to $2,795, which resulted in a $2,795 loss. Given our progress, we believe our analysis regarding our valuation is now appropriate.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?

        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the

offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

ReelwUrld, Inc answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any securities. Video transcript: 00:00:00.000 --> 00:00:03.780 Hey, guys I'm Jan. I'm Autumn. I'm Andra. And we're ReelwUrld, and we've 00:00:03.750 --> 00:00:04.710 got a question for you. 00:00:04.800 --> 00:00:08.220 You want to make movies and shows with the world on your phone? 00:00:08.190 --> 00:00:09.840 We have an app for that. 00:00:09.780 --> 00:00:12.960 We're gonna show you the vision video for that app right after the 00:00:12.900 --> 00:00:13.350 holidays. 00:00:13.320 --> 00:00:16.170 And until then, you can watch all these esteemed, 00:00:16.140 --> 00:00:17.490 wonderful advisors of ours 00:00:17.460 --> 00:00:20.460 tell you why they believe we're building the future of filmmaking. 00:00:20.500 --> 00:00:24.400 We haven't seen technology that allows for fans to freely and legally 00:00:24.340 --> 00:00:28.570 tell audio visual stories set in the universes of their favorite 00:00:28.540 --> 00:00:29.140

franchises. 00:00:29.600 --> 00:00:35.090 ReelwUrld is now building that software and it can well be a game-changer. 00:00:35.120 --> 00:00:37.220 I love what ReelwUrld is doing. 00:00:37.190 --> 00:00:41.090 I truly believe in the social component being a strong part of the 00:00:41.030 --> 00:00:44.800 future of creation and consumption of content. Community-based 00:00:44.740 --> 00:00:49.510 filmmaking is the future. People want to participate and collaborate 00:00:49.510 --> 00:00:50.620 in their entertainment. 00:00:50.700 --> 00:00:52.770 They just need the right platform. 00:00:52.740 --> 00:00:57.570 I believe ReelwUrld is building the future of filmmaking by making the 00:00:57.510 --> 00:01:02.910 audience part of the story. ReelwUrld takes a lifetime of cinematic 00:01:03.220 --> 00:01:09.450 experience and distills it into instructions that you can use to tell 00:01:09.420 --> 00:01:10.050 your story. 00:01:10.020 --> 00:01:15.840 It supports every level of skill, so it's a place where one can go 00:01:15.840 --> 00:01:21.600 and amateurs aren't amateurs, they're innovators. With this very phone 00:01:21.570 --> 00:01:22.290 that I'm using, 00:01:22.560 --> 00:01:26.340 I could in five minutes, create something that somebody in Budapest 00:01:26.340 --> 00:01:32.620 can see and you blink and all of a sudden you have a new Marvel 00:01:32.620 --> 00:01:36.670 universe. I'm very excited about everything that is happening with 00:01:36.610 --> 00:01:41.770 ReelwUrld because I think they really are capturing a new avant-garde 00:01:41.740 --> 00:01:47.170 way to connect fans with different media and different ways 00:01:47.260 --> 00:01:51.520 to be in the entertainment business. I truly believe that ReelwUrld 00:01:51.490 --> 00:01:54.370 is exactly the tool we've been waiting for and what we need right 00:01:54.310 --> 00:01:54.490 now. 00:01:54.460 --> 00:01:58.460 This is a way to bring both community together in a collaborative 00:01:58.400 --> 00:02:01.910 mindset that has not been done before. We're proud to be Outside 00:02:01.880 --> 00:02:06.680 Counsel to ReelwUrld. Join us. You are the future of filmmaking. It's 00:02:06.650 --> 00:02:08.580 gonna be great. We love you. 00:02:08.550 --> 00:02:09.720 Happy holidays.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: reelwUrld.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.